

July 17, 2014

Via Email
Mr. James Yersh
Chief Financial Officer
BlackBerry Limited
2200 University Avenue East
Waterloo, Ontario
Canada, N2K 0A7

> **Re:** **BlackBerry Limited**
> **Form 40-F for the Fiscal Year Ended March 1, 2014**
> **Filed March 28, 2014**
> **Response dated July 11, 2014**
> **File No. 000-29898**

Dear Mr. Yersh:

We have reviewed your response letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Exhibit 1.2

Financial Statements

Consolidated Statements of Operations

1. We note your response to comment 1. If material, please separately present inventory write-downs and supply commitment charges on the face of your consolidated statements of operations. This presentation provides more transparency to investors than your proposed presentation.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director